SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2017
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: May 23, 2017

List of materials

Documents attached hereto:

i) Press release Announcement Sony Corporate Strategy Meeting FY2017

Sony Corporation
News & Information	1-7-1 Konan, Minato-ku, Tokyo

No. 17-054E
May 23, 2017

Sony Corporate Strategy Meeting FY2017
Aiming to achieve mid-range targets and create sustainably high profit and value

Tokyo – May 23, 2017 – Sony Corporation (“Sony”) today held a Corporate Strategy Meeting during which President and CEO, Kazuo Hirai, provided an update on the progress of the current mid-range plan, the final year of which is the fiscal year ending March 31, 2018 (“FY2017”).  He also explained how Sony plans to achieve its mid-range financial targets and continue to be a company that generates a sustainably high level of profit and creates new value beyond FY2017.  Highlights from his presentation are outlined below.  (For further information, please refer to the speech slides which will be posted soon on Sony’s corporate website.)

1.	Progress of Mid-range Plan (FY2015 - FY2017)

10% or more ROE and 500 billion yen or more operating income are the financial targets for the Sony Group for FY2017, which is the final year of Sony’s second mid-range plan (for the fiscal year ended March 31, 2016 (“FY2015”) through FY2017).  Although 500 billion yen in consolidated operating income is a high level of profit that has not been achieved for twenty years, Sony believes that it has built a foundation which will enable it to achieve this mid-range financial target through the fundamental transformation it has already implemented.

After achieving the mid-range targets, Sony aims to generate sustainably high profit and continue to be a company that continuously generates new value.

One of the primary reasons for the improvement in financial results up to and including the fiscal year ended March 31, 2017 (“FY2016”) was the revitalization of the consumer electronics business, starting with the television business.  By operating the business with a strategy of “emphasizing differentiation, not volume,” Sony was able to revitalize the business to the point where it is expected to contribute stable profit.

In order to achieve the financial targets for FY2017 and to generate sustainably high profit for the next fiscal year and beyond, Sony believes that it not only needs consumer electronics to generate stable profit, but it also needs profits in the Game & Network Services segment to increase, the image sensor for mobile use business to recover and the Music and Financial Services segments to continue to contribute high profits.

In the Pictures segment, the profit forecast for FY2017 is significantly below the original target set in the mid-range plan, but Pictures remains an important business for Sony.  Inside the Pictures business, the level of urgency with which measures are being implemented to improve the profitability of the Motion Pictures business has increased.  Due to the nature of the business model for Motion Pictures, it takes time for results to improve, but Sony is aiming to transform this business into one that generates a high level of profit.

2.	Looking Towards FY2018 and Beyond

FY2017 is the final year of the current mid-range plan and is the year during which Sony will establish the next mid-range plan.

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There is no change to Sony’s mission to “be a company that inspires and fulfills your curiosity” and its vision to “use our unlimited passion for technology, content and services to deliver groundbreaking new excitement and entertainment, as only Sony can.”

Having diverse businesses in the Electronics, Entertainment and Financial Services sectors, and managing those diverse business domains with a common set of values under the SONY brand is the fundamental strength of Sony.

In order to achieve sustainable growth over the mid- to- long term, Sony believes it must 1) remain the “last one inch” that delivers a sense of “wow” to customers through its direct relationships with consumers (“Kando @ The Last One Inch”), 2) expand recurring revenue business models which grow stable profit by maintaining a relationship with each customer and 3) be a diverse company that pursues new businesses.

In order to continue to generate a high level of profit over the mid- to- long term, the Sony Group as a whole, and each business unit within it, will work to pursue new businesses.  The company will work together as One Sony to create a sustainably high level of profit and continue to be a company that provides new value to society.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game and network platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality and customers’ satisfaction with its existing products and services;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	Sony’s ability to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and
(xvi)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.

EOF

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